August 9, 2006

Via EDGAR and Overnight Delivery

Donald C. Hunt

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	SenoRx, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed on June 26, 2006 (File No. 333-134466)

Dear Mr. Hunt:

On behalf of SenoRx, Inc. (“SenoRx” or the “Company”), we are responding to the Staff’s letter dated July 14, 2006 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and SenoRx is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Our Business, page 1

1.	Balance the disclosure in the last paragraph under this caption to also disclose net losses for the periods for which you report revenues.

In response to the Staff’s comment, we have added the requested disclosure.

Recent Developments, page 3

2.	Disclose in the filing whether the FDA has confirmed that you do not need further approval for this modification to your product. Also disclose the basis for your belief that the modification will not affect the operation of your device.

In response to the Staff’s comment, we have added the requested disclosure. We also respectfully advise the Staff that the Company has followed the FDA’s published guidance which provides that no FDA confirmation is required where the design modification does not meet their articulated threshold for notification.

The Offering, page 5

3.	Revise your disclosure to indicate when the reverse split is effective.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

In response to the Staff’s comment, we will revise future filings once the reverse stock split is effective.

4.	Please refer to prior comments 6 and 7. We note that when you include pricing information, you will revise the number of shares of common stock to be outstanding after the offering to include the number of shares issuable upon the automatic conversion of the May 2006 notes. As such, you will remove your reference in the last bullet point at the bottom of page 5 indicating that the this amount excludes those shares.

We respectfully advise the Staff that in the filing for which the price range for this offering is included, (i) the last bullet point at the bottom of page 5 will be moved under the phrase “Unless otherwise indicated, all information in this prospectus assumes:” at the middle of page 5, and will reference the number of shares issuable on conversion of the convertible promissory notes and (ii) the pro forma number of common stock shares issued and outstanding on page 5 will be adjusted to include the number of shares issuable upon the conversion of the convertible promissory notes.

5.	Please refer to prior comment 7. Please state, consistent with page F-28, that this amount is your pro forma number of shares issued and outstanding as of March 31, 2006.

In response the Staff’s comment, we have revised the description of the pro forma number of common shares issued and outstanding.

6.	Please reconcile the number of shares issuable (255,304) upon exercise of outstanding warrants at an exercise price of $6.86 per share on page 5 with the number of warrants outstanding as of December 31, 2005 on page F-22 of 893,572 at an exercise price of $1.96 per share.

We respectfully advise the Staff that the 255,304 shares issuable upon exercise of outstanding warrants at $6.86 per share are calculated on a post 1-for-3.5 reverse stock split basis. On page F-22, the warrants to purchase 893,572 shares at $1.96 per share are presented on a historical basis, and exclude the effect of the 1-for-3.5 reverse stock split.

Dilution, page 24.

7.	Please refer to prior comment 13. Please reconcile the total consideration of $47,945,362 received from existing stockholders with your financial statements. Please also tell us why the total consideration for the notes excludes the payment of $1.8 million of interest owing on the notes. Refer to prior comment 40.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

In response to the Staff’s comment, we are providing in Attachment A, a reconciliation of the total proceeds received from existing stockholders, from inception through June 30, 2006, of $48,035,800, to the amounts in the financial statements. In addition, we have revised the total consideration portion of the Dilution table to illustrate the $1.8 million cash interest payment as a reduction to proceeds raised from new investors and the convertible promissory notes.

8.	Please refer to prior comment 14. Since you now reflect the notes within the table at the top of page 25, please tell us why you include a discussion of the possible conversion of the notes in the paragraph following the table and in the last bullet point after the table.

In response to the Staff’s comment, we have revised our disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

9.	Revise the first sentence under the caption “Overview” in response to previous comment 3.

In response to the Staff’s comment, we have revised our disclosure as requested.

Results of Operations, page 30

Three Months Ended March 31, 2006 Compares to Three Months Ended March 31, 2005, page 30

10.	Please refer to prior comment 17. We note from the table on F-34 that biopsy capital equipment product sales decreased 13%. This amount includes “consoles and other pieces (non-disposable) of the Encor and SenoCor products.” As such, this decrease appears to be net of an increase in sales of your EnCor related products. Please quantify the decrease in sales of SenoCor related capital equipment and disclose why these sales are declining. Please also quantify the impact that the growth in the EnCor console installed base of customers had on your sales. Refer to Item 303(b)(2) of Regulation S-K and the instructions thereto, SAB Topic 13.B, Release 33-8350 and FRC 501.04.

In response to the Staff’s comment, we have revised our disclosure as requested.

11.	Please reconcile the sum of the individually identified changes in net revenues of $1.2 million with the actual change thereof of $1.0 million.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

In updating Management’s Discussion and Analysis to compare net revenues for the six months ended June 30, 2005 and June 30, 2006, we believe we have addressed the Staff’s comment by providing a detailed presentation of the specific products that are included in the broader categories of product classes as disclosed on page F-34.

Year ended December 31, 2005 compared to year ended December 31, 2004, page 31

12.	Please refer to prior comment 20. The amount of the change in sales of disposable probes and consoles for EnCor equals the total change in these line items on page F-25. As such, it appears that there was no change in sales of your SenoCor disposables or equipment products between periods. We similarly note that the change in sales of disposable probes between the three months ended March 31, 2005 and 2006 for EnCor equals the total change in that line item on page F-34 indicating that SenoCor disposable sales continue to be unchanged. The prior disclosure included in your S-1 filed May 25, 2006 disclosed that SenoCor sales decreased $400,000 between 2004 and 2005. Please quantify and discuss the reasons for significant changes, if any, in your sales of the SenoCor products.

In response to the Staff’s comment, we have revised the disclosure as requested. During the Company’s process of responding to the Staff’s comments to its Management’s Discussion and Analysis and further review of its categorization of revenue by product class for the six months ended June 30, 2006, the Company has further refined the allocation of revenue between products in accordance with SFAS 131. The Company determined that certain product transactions had previously not been assigned a specific product class and were therefore included in the “adjunct and other” product class by default; such transactions have now been reclassified to an appropriate product category based on the nature of the product. Additionally, the Company noted that “kit” sales which include both a biopsy disposable device and a marker were allocated to biopsy disposable revenue. The Company reviewed each “kit” sale and assigned the components to specific product classification as appropriate. To conform to the current period presentation (six months ended June 30, 2006), the Company reclassified product revenues for each period presented, and has accordingly revised its net revenue discussions in Management’s Discussion and Analysis for all periods presented. The Company also revised the disclosure to explain that there was a modest reduction in net revenues from the sale of SenoCor products in 2005 as compared to 2004, which the Company believes was due to the shift in the Company’s sales focus away from SenorCor products to EnCor products in 2005. The Company does not believe these reclassifications are significant to its financial statements.

13.	Please reconcile your statement regarding the loss of revenues in Gamma Finder sales due to delays in production by a supplier (page 31) with your disclosure on page F-8 that there has been no loss of revenues due to your single-source supplier relationships. Please also reconcile with your response to prior comment 52 on page 22 of your response letter that sales of EnCor were delayed due to shortages of key components.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

In response to the Staff’s comment, we have modified our disclosure on page F-8 under Concentration of Credit Risks and our disclosure on page 31 to reflect that the Company has experienced some supplier shortages and some loss or delay in revenue related to such shortages.

14.	Please refer to your response to prior comment 52. We note the following two bullet points from your response:

•	During the second and third quarters of fiscal 2005, the Company implemented design modifications and delayed the full commercial launch of its flagship EnCor product due to delays in implementation of certain product enhancements and shortages of key console components.

•	In September 2005, knowledge of the FDA warning letter caused concern with customers, future investors or potential acquirers of the Company. Sales volumes continued at or below the March 2005 levels, and the cost of the Suros litigation defense negatively impacted projected cash needs.

Please review MD&A to provide a similar discussion of the reasons for changes in your revenues. Please refer to Refer to Item 303(b)(2) of Regulation S-K and the instructions thereto, SAB Topic 13.B and Release 33-8350.

In response to the Staff’s comment, we have added the requested disclosure.

Year ended December 31, 2004 compared to year ended December 31, 2003, page 32

15.	Please refer to prior comment 21. Please respond to the following comments:

•	You previously disclosed that there was a $1.5 million increase in sales due to the limited launch of your EnCor system in the fourth quarter of 2004. The current disclosure includes no discussion of the impact of these sales. Please disclose the amount of revenue included in 2004 due to the launch of EnCor and, if significantly different than your prior disclosure, please tell us the reasons for the change. Also consider your disclosure on page 31 that there was a $5.2 million increase in EnCor sales in 2005.

•	You previously disclosed that tissue marker sales increased $1.3 million due in part to the launch of Gel Mark Ultra and Gel Mark UltraCor. Your current disclosure states that these sales only increased $0.5 million. Please disclose the amount of revenue included in 2004 due to the launch of those two products and, if significantly different than your prior disclosure, please tell us the reasons for the change.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

•	You previously disclosed that Gamma Finder sales increased $1.3 million in conjunction with the first full year of sales. You currently disclose that Gamma Finder sales decreased $0.2 million. With a view towards disclosure, please tell us the reasons for the change in the amount of revenues related to this product.

In response to the Staff’s comment, we have revised and updated Management’s Discussion and Analysis for the year ended December 31, 2004 compared to the year ended December 31, 2003 to conform to the revised product category classification as discussed in our response to comment 12 above.

Liquidity and Capital Resources, page 33

16.	Please refer to prior comment 22. Please confirm that the cumulative gross profit of $25.0 million from the sale of your products since inception in January 1998 (page 33) includes the cumulative gross profit since 2001 to $27.5 million derived from page 26. That is, it appears that you have a negative gross profit in 1998 – 2000 of approximately $2.5 million.

In response to the Staff’s comment, we confirm that the cumulative gross profits from the sale of the Company’s products, from its inception to March 31, 2006, were $27.5 million. We have updated the disclosure to report the Company’s cumulative gross profits from its inception to June 30, 2006, which were $30.8 million.

17.	We note that you expect to generate cash from the sale of your product offerings even though you will continue to use cash in your operating activities. Please tell us how you calculate the amount of cash generated from the sale of product offerings for each period and reconcile this amount to the amount of cash used in operating activities. Discuss whether this measure is a non-GAAP measure as defined in Item 10(e) of Regulation S-K. Tell us why it is appropriate to refer to this measure as a source of cash.

In response to the Staff’s comment, we have deleted the reference to cash generated from the sales of products.

18.	Please refer to prior comment 24. Under Item 303(a)(5) you should include long-term liabilities reflected in your balance sheet under GAAP as one of the items in the contractual obligations table. Since the back-end interest payment is a long-term liability reflected in your balance sheet under GAAP, it appears that this item should be included in the table. Please either include this item in the table or explain to us why the item is properly not included in accordance with the rules for that Item.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

In response to the Staff’s comment, we have revised our disclosure to include other long-term liabilities in the contractual commitments table.

Evolution of Breast Biopsy Procedures, page 44

Surgical Biopsy, page 44

19.	We note your response to prior comment 31 and reissue the comment. Please revise your disclosure to provide the accuracy rate for surgical biopsy as well as alternative biopsy methods, including needle biopsy and vacuum-assisted biopsy.

We respectfully advise the Staff that we are unable to provide specific accuracy rates for surgical biopsy, needle biopsy and vacuum-assisted biopsy as they vary among published reports as well as among publicly-available clinical study data. However, we have included additional disclosure that the American Cancer Society has reported similar accuracy rates for surgical biopsy, needle biopsy and vacuum-assisted biopsy. The back-up for this disclosure can be found in the last paragraph under the heading titled, “Diagnosing Benign Breast Changes” at http://www.cancer.org/docroot/CRI/content/CRI_2_6X_Benign_Breast_Conditions_59.asp.

Related Party Transactions, page 75

20.	Reconcile the disclosure on page 75 regarding the extent of the affiliation of the three purchasers of the promissory notes with that in footnote 6 on page F-37. We note that you will disclose the number of shares each of these three investors will receive once you establish a price range for this offering.

In response to the Staff’s comment, we have revised our disclosure in note 6 on page F-37 (which disclosure has been moved to note 4 on page F-35) to describe the affiliation to the Company, if any, of the three purchasers of the promissory notes as disclosed on page 75.

Principal Stockholders, page 77

21.	When you establish a price range, revise to also reflect the shares to be issued upon conversion of the promissory notes.

We acknowledge the Staff’s comment, and will revise the table in the Principal Stockholders section to include the shares to be issued upon conversion of the promissory notes once a price range for the public offering has been determined.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

Financial Statements, page F-1

Note 1 – General and Significant Accounting Policies, page F-8

Inventory, page F-8

22.	You disclose that inventory is stated at standard cost. Under Chapter 4 of ARB 43, standard costs are not appropriate under U.S. GAAP for pricing inventory unless those costs are “adjusted at reasonable intervals to reflect current conditions so that at the balance-sheet date standard costs reasonably approximate costs computed under one of the recognized bases.” If true, you should clearly disclose this relationship. See footnote 3 to Chapter 4.

In response to the Staff’s comment, we have added the requested disclosure.

Revenue Recognition and Deferred Revenue, page F-10

23.	Refer to prior comment 49. Based on Century Medical’s past history of activity, please tell us how management concluded that an estimate of $175,000 as current was reasonable. Describe any known trends, demands, commitments, events or uncertainties that may indicate that purchases made by Century will increase in 2006.

In response the Staff’s comment, we advise the Staff that at both December 31, 2005 and June 30, 2006, management estimated that Century Medical would place initial orders for both capital equipment and the related disposable devices in the following 12 months which would total approximately $175,000, or approximately 60% of the minimum annual required purchase volumes under the distribution agreement with Century Medical, in anticipation of the commercialization of our products in Japan. This $175,000 represents initial orders of approximately 10 biopsy console systems and the related disposable devices. Given that the orders are expected to be placed within 12 months, they are classified as current. We have added disclosure as requested by the Staff to discuss the known uncertainties related to obtaining regulatory approvals in Japan.

24.	Please refer to prior comment 49. Please tell us and disclose the circumstances under which you may be obligated to refund the advances from Century Medical. Please also tell us why you believe it is appropriate to refer to these amounts as “deferred revenue” since the amounts appear to be a customer advance.

In response to the Staff’s comment, we have revised our disclosure in both the Deferred Revenue section on page 39 and the Revenue Recognition and Deferred Revenue discussion on page F-10 to disclose the circumstances which require the Company to

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

refund the advances from Century Medical. The Company believes that the advance payments by Century Medical are properly classified as deferred revenue and not customer advances as these amounts are for fixed product purchases, with specified minimums, and are not refundable unless the Company becomes insolvent or is unable to supply product.

25.	Please refer to your response to prior comment 49. We note that deferred revenue includes $153,072 as of March 31, 2006 for amounts associated with warranties. Please tell us the significant terms of these maintenance agreements. Please discuss the basis for your measurement of and accounting for these agreements and address how you considered EITF 00-21, Revenue Arrangements with Multiple Deliverables and FTB 90-1, Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.

In response to the Staff’s comment, we advise the Staff of the following with regard to maintenance agreements.

We offer one- and two-year warrant contracts for our Gamma Finder and EnCor and SenoCor console systems (capital equipment). These contracts provide for the repair or replacement of the equipment during the warranty contract period. Our customers are under no obligation to purchase the warranty contract. It should also be noted that with respect to our customers that have purchased capital equipment, less than 23% of those customers have purchased warranty contracts to date, and of those customers who have purchased warranty contracts, approximately 30% of those customers purchased the warranty contract subsequent to purchasing the console system (generally in excess of one year subsequent). Prices of our warranty contracts are expressly stated in our price lists separately from our equipment prices.

Revenues associated with these warranty contacts is accounted for in accordance with Paragraph 3 of FTB 90-1. The revenue associated with warranty contracts is deferred and recognized on the straight-line basis over the term of the respect warranty contract. Amortization of deferred warranty income is included in the “Adjunct and other products” category of net revenues and amounted to $6,000 and $15,000 for the six months ended June 30, 2006 and the year ended December 31, 2005, respectively. The company considers these amounts insignificant to our financial statements.

We have also considered the guidance set forth in EITF 00-21 in conjunction with certain limited situations where a customer purchases equipment and a warranty contract at or near the same time. The Company believes that because approximately 30% of our warranty contracts are sold on a stand-alone basis, and at a date significantly after the original equipment sale, that sufficient vendor-specific objective evidence of fair value of the warranty contract exists as defined by paragraph 16 of EITF 00-21. To the extent

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

customers purchase equipment and a warranty contract at or near the same time, an amount equal to the price charged to customers purchasing on a stand-alone basis is deferred and amortized over the term of the warranty contract.

26.	Please refer to prior comment 48. Please tell us how you allocate the revenues from these sales into the five revenue product groupings on page F-25.

In response to the Staff’s comment, we advise the Staff that the net revenues from these sales are allocated to the “biopsy disposable” product group. The Company believes it would be inappropriate to allocate this revenue to the biopsy capital equipment product category as such equipment under these agreements is “free product,” earned over the contract period.

Note 8 – Warrants, page F-22

27.	Refer to prior comment 45. Please expand your disclosure in this note to indicate how you calculated the intrinsic value of $294,000 based on the number of warrants issued in connection with the employment arrangement in the table. Also, as previously requested, please disclose the nature of this transaction in the notes to the financial statements.

In response to the Staff’s comment, we have expanded our disclosure as requested.

Note 11, Segment Information, page F-25

28.	We note that the amounts for your revenues from each product class included in the table on page F-25 for the year ended December 31, 2003 changed as follows:

•	Biopsy disposable products increased from $477,034 to $1,448,214.

•	Biopsy capital equipment products decreased from $1,686,415 to $25,033.

•	Marker products increased from $2,640,250 to $8,348,651.

•	Excision products increased from $9,172 to $234,577.

•	Adjunct and other products decreased from $5,464,045 to $220,441.

Please tell us the significant reasons for these changes and highlight any differences between products included in each group for the years ended December 31, 2005, 2004 and 2003.

In response to the Staff’s comment, we have revised and updated the Segment Information on page F-25 to conform to the revised product category classification as discussed in our response to comment 12 above, which we believe addresses the Staff’s concerns.

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

Interim Financial Statements

Note 6, Subsequent Events, page F-36

29.	Please refer to prior comment 55. With respect to our prior comment regarding other embedded derivatives in the instrument, our comment was issued with a view towards disclosure. We note that you currently only disclose that the instrument has one embedded feature. Please tell us why you believe it is appropriate to not identify other embedded derivative features of the instrument.

In response to the Staff’s comment, we have revised the disclosure to state: “The Company determined that the convertible promissory notes contain certain features that may require bifurcation as embedded derivatives under SFAS No. 133, including the IPO conversion feature, the make-whole provision and the Series C conversion feature. The Company concluded that the IPO conversion feature would require bifurcation under SFAS No. 133.” Therefore, as allowed by SFAS No. 155, the Company elected to measure the convertible promissory notes at fair value in their entirety rather than on a bifurcated basis under SFAS No. 133. The Company acknowledges that even though it is not required to evaluate the other features of the convertible notes for bifurcation under paragraph 12 of SFAS No. 133, once it has elected to account for the notes in their entirety at fair value, such features should be disclosed to the users of our financial statements. Accordingly, we have revised our disclosure to more fully describe all features embedded in the convertible notes without concluding whether such features would require bifurcation under paragraph 12 of SFAS No. 133 or not. The Company does not believe SFAS No. 155 requires a determination of how a hybrid instrument would be accounted for assuming the reporting entity did not elect to account for the hybrid instrument at fair value in its entirety. This is supported by the following statement from paragraph A32 of SFAS No. 155, which states, in part:

The Board noted that the earnings disclosure is not intended to require quantifying the effect on earnings of accounting for a hybrid instrument at fair value instead of accounting for the hybrid financial instrument on a bifurcated basis. That is, the Board does not intend that entities would calculate the difference between accounting for the hybrid financial instrument on a bifurcated basis and accounting for the hybrid financial instrument in its entirety at fair value.

30.

Please refer to prior comment 55. We note that under SFAS 155 you are measuring the promissory notes at fair value. Your response indicates that you will determine fair value in the future by adding the initial proceeds of the notes ($8 million), plus

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

interest due on the notes ($1.8 million) plus the value of the beneficial conversion feature ($2 million). Please tell us why you plan to record the interest on the notes as a change in the fair value of the notes and not as interest expense.

We respectfully advise the Staff that the Company believes that paragraph 4(c) of SFAS No. 155 allows the Company to measure the convertible promissory notes in its entirety at fair value with changes in fair value recognized in earnings. Furthermore, paragraph 4(e) of SFAS No. 155 merely requires the disclosure of “… information that will allow users to understand the effect of changes in fair value of the hybrid financial instrument … on earnings.” [Emphasis added] The convertible notes do not require the payment of cash interest until maturity or conversion. Therefore, prior to maturity or conversion the impact on earnings will result solely from the changes in the fair value of the convertible notes in their entirety. Prior to maturity or conversion no portion of such change will require cash payment. Changes in the fair value of our convertible notes will be impacted by numerous factors such as changes in the fair value of our common stock and preferred stock, the probability of completing an IPO, the timing of an IPO, interest rates, and credit risk. Isolating the impact of any of these variables would be difficult and the Company does not believe that SFAS No. 155 requires disclosure of the components of the changes in the fair value of the hybrid instrument. The Company believes that this view is consistent with the Board’s intent as described in paragraph A32 cited above in our response to comment 29. We believe the revised disclosure clearly describes the Company’s cash obligations under the convertible notes.

The fair value of the convertible promissory notes in their entirety is based upon a valuation which encompasses various probability-weighted scenarios including: (1) automatic conversion into common stock upon the occurrence of an IPO at various dates; (2) conversion into Series C preferred stock; and (3) different dates and methods of payment of the $1,800,000 of interest associated with the convertible promissory notes. The Company believes its conclusion to not bifurcate and disclose the components of the fair value changes of the convertible promissory notes is consistent with the guidance set forth in paragraph A32 of SFAS No. 155. In response to the Staff’s comment, however, we have revised the disclosure related to the measurement of the convertible promissory notes at fair value to state: “The Company’s estimate of fair value was determined based upon a valuation which encompassed probability-weighted scenarios including the following: (1) conversion upon an IPO (and the timing thereof); (2) conversion into Series C preferred stock; and (3) the timing and method of payment of the $1,800,000 of interest associated with the convertible promissory notes.”

Donald C. Hunt

U.S. Securities and Exchange Commission

August 9, 2006

Exhibits

31.	Please include a currently dated and signed consent from your independent accountants prior to requesting effectiveness.

We acknowledge the Staff’s comment.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

David J. Saul

Attachment A

SenoRx, Inc.

Dilution table

6/30/2006

Existing stockholders:
Common	2,370,634	post reverse split
Preferred convert	7,109,570	as converted

	9,480,204	pro forma shares

Consideration ($):

Preferred A	3,000,000	cash proceeds
Preferred B	8,807,600	cash proceeds
Preferred C	35,009,323	cash proceeds

Common:
	102,291	Q206 YTD option exercises
	255,241	2005 option exercises
	483,355	2004 option exercises
	39,682	2003 option exercises
	18,562	2002 option exercises
	21,942	2001 option exercises
	35,700	2000 option exercises
	49,061	1999 option exercises
	178,950	1998 option exercises/common sales

	1,184,784

	34,093	Add: issuance costs netted out in 1998 common stock transactions above

Total	$48,035,800	Financial statements since inception - cash proceeds and equity balances

	$48,035,800	Dilution table - consideration from existing investors as of June 30, 2006